UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 2)

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 20, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

B.            Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 11-K for the fiscal year ended December 20, 2013 filed by the Alcancorp Hourly Employees’ Savings Plan (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 24, 2014 (the “Original Filing”) is being filed by the Registrant to amend Amendment No. 1 to the Original Filing filed by the Registrant with the SEC on July 20, 2015 (“Amendment No. 1”).

Amendment No. 1 removed the audit report of McGladrey LLP (subsequently renamed RSM US LLP) (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements (the “Subject Financial Statements”) in the Original Filing, which Subject Financial Statements comprise the statements of net assets available for benefits as of December 20, 2013 and 2012, the related statement of changes in net assets available for benefits for the period January 1, 2013 through December 20, 2013 and the related notes, and marked such Subject Financial Statements as being unaudited. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, Amendment No. 1 also removed McGladrey’s consent filed as an exhibit to the Original Filing.

The Registrant filed Amendment No. 1 in response to a notice received from McGladrey on July 13, 2015 that it was withdrawing its audit report from the Original Filing. As set out in the Form 6-K filed with the SEC by Rio Tinto plc on July 17, 2015, in late May 2015, McGladrey notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal year under review may have been inconsistent with the SEC’s rules on auditor independence. Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of certain of its employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of such employee share plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the independent registered public accounting firm of such employee share plans. On July 13, 2015, McGladrey notified the BGC that despite its belief that the Services did not compromise its integrity or objectivity it was withdrawing its audit report for the Registrant’s financial statements from the Original Filing. After McGladrey’s withdrawal, the BGC engaged ACM to re-audit the Subject Financial Statements.

The purpose of this Amendment No. 2 is to file (i) the audit report of ACM, the Registrant’s new independent accounting firm, on the re-audited Subject Financial Statements; (ii) re-audited Subject Financial Statements, related notes and supplemental schedule of delinquent participant contributions for the period from January 1, 2013 through December 20, 2013; and (iii) ACM’s consent.  While not a required part of the Subject Financial Statements, the supplemental schedule of delinquent participant contributions for the period from January 1, 2013 through December 20, 2013 is presented for the purpose of additional analysis and is required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no other material changes made in the financial statements filed with this report.

Unless expressly noted otherwise, the disclosures in this Amendment No. 2 continue to speak as of the date of the Original Filing and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALCANCORP HOURLY EMPLOYEES’ SAVINGS PLAN

By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Alcancorp Hourly
Employees’ Savings Plan

Financial Report
December 20, 2013

Contents
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-16
Supplemental Schedule
Schedule H, Part IV, line 4a—Schedule of delinquent participant contributions	17

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
Alcancorp Hourly Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Alcancorp Hourly Employees’ Savings Plan (the “Plan”) as of December 20, 2013 and December 31, 2012, and the related statement of changes in net assets available for benefits for the period from January 1, 2013 through December 20, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 20, 2013 and December 31, 2012, and the changes in net assets available for benefits for the period from January 1, 2013 through December 20, 2013, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, the plan was frozen to new contributions effective May 31, 2013 and then was merged into the Rio Tinto Alcan 401(k) Plan for Former Employees on December 20, 2013. Assets of approximately $5,098,000 were transferred as a result of this merger. Our opinion was not modified with respect to this matter.

The supplemental information in the accompanying supplemental schedule of delinquent participant contributions for the period from January 1, 2013 through December 20, 2013, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado
November 30, 2015

Alcancorp Hourly Employees’ Savings Plan

Statements of Net Assets Available for Benefits
December 20, 2013 and December 31, 2012

	2013	2012
Investments at fair value (Notes 4 and 5):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$-	$21,109,165

Receivables:
Notes from participants (Note 2)	-	996,805

Net assets available for benefits, at fair value	-	22,105,970

Adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts held in the Rio Tinto America Inc. Savings Plan Trust
(Note 3)	-	(353,974)
Net assets available for benefits	$-	$21,751,996

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Period January 1, 2013 through December 20, 2013
Investment results (Note 4):
Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment income	$1,748,518
Interest income on notes from participants	3,303
Contributions:
Participants	457,538
Participant rollovers	58
Total contributions	457,596
Benefits paid to participants	(18,863,779)
Net decrease before transfers	(16,654,362)
Transfers to the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (Note 10)	(5,097,634)
Net decrease after transfers	(21,751,996)
Net assets available for benefits:
Beginning of the period	21,751,996
End of the period	$-

See Notes to Financial Statements.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 1.      Description of the Plan

The following description of the Alcancorp Hourly Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan was a defined contribution plan covering all full-time hourly employees of Alcan Corporation’s (the “Company”) Sebree division. Covered employees were eligible to join the Plan upon date of hire. Part-time employees were eligible upon completion of one year of service. See Note 10 for discussion of the Plan’s freeze and merger events during the period January 1, 2013, through December 20, 2013.

The Company is an indirect wholly owned subsidiary of Rio Tinto plc (the “Parent”). The Plan appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan was part of Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”), during the period January 1, 2013, through December 20, 2013, and for the year ended December 31, 2012, whose assets are held with State Street. The Master Trust was established to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by the Company and Rio Tinto America Holdings Inc. (and its subsidiaries).

Contributions: Prior to May 31, 2013, participants could elect, under a salary reduction agreement, at any time to contribute to the Plan an amount up to 50 percent of their eligible compensation on a before-tax basis, an after-tax basis or any combination of the two, through payroll deductions. Before-tax contributions were limited by the Internal Revenue Code (“IRC”), which established a maximum contribution of $17,500 ($23,000 for participants over age 50) during the period January 1, 2013, through December 20, 2013. In addition, employees could also elect to contribute all or a portion of their special compensation on a before-tax basis, subject to IRC limitations.

Rollovers: An employee could make rollover contributions from another qualified plan or an individual retirement account (“IRA”) if certain criteria were met as set forth in the Plan Document.

Participant accounts: Each participant’s account was credited with the participant’s contributions, an allocation of plan earnings (losses) and administrative expenses. Allocations were based on participant earnings (losses), account balances as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant’s vested account.

Participant-directed options for investments: Participants had the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or “Rio Tinto ADR Stock Fund”). All choices varied in types of investments, rates of return and investment risk. Participants could elect to have all or part of their account balances and future contributions invested in one fund, transferred to another fund, or in any combination. Participants also had the option to invest in managed funds that were weighted based on the participant’s retirement date. The funds assumed participants would retire upon reaching age 65 and invested in collective trust and mutual funds.

Vesting: Participants were immediately vested in their respective accounts.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Payment of Benefits: Active Participants could request two withdrawals per year from the Plan; however, the Plan required that withdrawals be made in the following order of priority:

a.	Any after-tax portion of the employee contributions
b.	Any rollover contributions
c.	Any vested portion of the Basic Contribution in the Plan more than two years
d.	At age 59-1/2 or over, any Basic Contribution in the Plan less than two years and any before-tax portion of the Employee Contribution

Participants who retired or were terminated with more than $5,000 in the Plan could leave their funds in the Plan until April 1 following the year they reached age 70-1/2 and could elect to make up to 12 withdrawals from the Plan per year. If the value of the vested portion of a participant’s account was less than $5,000, final payment could not be deferred, and the vested portion of the account was distributed in a lump-sum payment as soon as practicable. Upon termination, retirement, death or becoming permanently disabled, participants with an account balance of $1,000 or more, or their beneficiaries, could elect to receive lump-sum distributions or rollover distributions in an amount equal to the value of the participant’s vested interests in their accounts. If a participant terminated employment, and the participant’s account balance was less than $1,000, the Plan Administrator could authorize the benefit payment in a single lump sum, without the participant’s consent.

Notes from participants: Participants could borrow from their total account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant’s total vested account balance. Note terms ranged from six months to five years or up to 20 years for the purchase of a primary residence. The applicable rate of interest was the prime rate plus two percent at the beginning of the last month preceding the calendar quarter in which the note was approved. Principal and interest were paid ratably through payroll deductions.

Forfeitures: Forfeitures were used to reduce future Company contributions or to pay administrative expenses of the Plan. At December 20, 2013 and December 31, 2012, forfeited nonvested accounts were approximately $9,000. The balance as of December 20, 2013 was transferred into the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Rio Tinto Alcan Plan”), effective December 20, 2013. No Company contributions were reduced by forfeitures and no forfeitures were used to pay administrative expenses during the period January 1, 2013, through December 20, 2013.

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America required plan management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Plan through the Master Trust invested in various investment securities. Investment securities were exposed to various risks, such as interest rate, market, currency exchange rate and credit risks. Due to the level of risk associated with certain investment securities, it was reasonably possible that changes in the values of investment securities would occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 2.      Summary of Significant Accounting Policies (Continued)

Investment valuation and income recognition: Due to the merger of the Plan, no investments were held as of December 20, 2013. All investments held in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determined the Plan’s valuation policies, utilizing information provided by the investment advisers and Plan Trustee. See Note 5 for a discussion of fair value measurements.

Interest income (loss) was recorded on the accrual basis, and dividends were recorded on the ex-dividend date. Net appreciation (depreciation) included gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments were recorded on a trade-date basis. Investment income (loss) and expenses were allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Contributions: Employee contributions were recorded when withheld from the participant’s compensation.

Administrative expenses: The Company paid the majority of the costs and expenses incurred in administering the Plan. The Company provided accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the period January 1, 2013, through December 20, 2013, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs were paid by the participants.

Notes from participants: Notes from participants were measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 20, 2013 or December 31, 2012. Defaulted notes from participants were recorded as a distribution in the year of default.

Accounting guidance requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued interest. Notes from participants were classified as an investment asset for Form 5500 reporting purposes.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were available to be issued. See Note 11.

Note 3.      Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 3.      Fully Benefit-Responsive Investment Contracts (Continued)

At December 31, 2013 and 2012, the Master Trust’s investments included the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. Contracts are with high-quality insurance companies or banks and have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The crediting interest rates of all the synthetic GIC contracts are based upon agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for the synthetic GICs is typically reset on a monthly or quarterly basis according to the contract. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value to contract value for interest in collective investment trusts relating to fully benefit-responsive investment contracts in the Rio Tinto America Inc. Savings Plan Trust” (“adjustment”). This adjustment is calculated only annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2012 in the amount of $(353,974) which represents the Plan’s proportionate share of investment in the stable value trust funds held within the Master Trust.

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 3. Fully Benefit-Responsive Investment Contracts (Continued)

Certain events may limit the ability of the Plan to transact at contract value with the issuer of stable value funds. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable. The assets remained in the Master Trust and were not liquidated upon the merger.

Average duration for all investment contracts held in the stable value fund was 2.85 and 2.89 years as of December 31, 2013 and 2012, respectively. Average yield for all fully benefit-responsive contracts for during the years ended December 31, 2013 and 2012 were as follows:

	2013	2012
Average yields:
Based on actual earnings	1.23%	1.26%
Based upon the interest rate credited to participants	1.47%	1.89%

Note 4. Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments held during the period January 1, 2013, through December 20, 2013, and at December 31, 2012, were included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust. The value of the Plan’s interest in the Master Trust was based on the beginning-of-year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to individual plans based on the average daily balances. The Plan held no interest in the Master Trust at December 20, 2013 due to the merger of the Plan. At December 31, 2012, the Plan’s interest in the Master Trust was 3.0 percent. The Master Trust also includes the investment assets and/or changes in investment assets of the following retirement plans:

  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan,
  Kennecott Utah Copper Savings Plan for Represented Hourly Employees,
  U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees,
  Rio Tinto Alcan Plan, and
  Alcancorp Employees’ Savings Plan.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2012:

	December 31, 2012
			Plan’s Percent
	Master Trust	Plan’s Interest	Interest in
	Assets	in Master Trust	Master Trust
Investments at fair value:
Mutual funds	$321,715,507	$7,804,344	2.4
Stable value fund: collective investment trust	194,572,398	9,632,251	5.0
Collective trust funds	125,736,983	3,424,327	2.7
Rio Tinto plc common stock ADRs	52,803,660	19,162	0.0
Government short-term investment fund	4,627,469	229,081	5.0
Interest-bearing cash	781,379	-	0.0
Net assets available for benefits, at fair value	700,237,396	21,109,165	3.0

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(7,150,299)	(353,974)	5.0
Net assets available for benefits	$693,087,097	$20,755,191	3.0

During 2013, the Master Trust’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

Net appreciation (depreciation) in fair value of investments:
Mutual funds	$64,807,651
Collective trust funds	21,136,450
Rio Tinto plc common stock ADRs	(2,086,587)
Net appreciation in fair value of investments	$83,857,514

The following are changes in net assets for the Master Trust for the year ended December 31, 2013:

Investment results:
Net appreciation in fair value of investments	$83,857,514
Interest and dividends	20,007,366
Administrative expenses	(669,903)
Net investment results	103,194,977

Net transfers	(81,392,583)
Increase in net assets	21,802,394

Net assets:
Beginning of year	693,087,097
End of year	$714,889,491

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 4.      Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The Plan held no investments in the Master Trust at December 20, 2013. The following table presents the investments that represented 5 percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represented five percent or more of the Plan’s net assets as of December 31, 2012:

	December 31, 2012
	Master Trust	Plan

Invesco Stable Value Trust	$194,572,398	$9,632,251
Vanguard Institutional Index Class I Shares	54,743,013	3,705,974
Rio Tinto plc common stock ADRs	52,803,660	*
PIMCO Total Return Fund; Institutional Shares	48,447,090	*
SSgA S&P 500 Index Fund; Class N Shares	45,056,176	1,173,836
Dodge & Cox Stock Fund	44,236,592	*
ICM Small Company Fund	*	1,312,051

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets.

Note 5.     Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2013 and 2012.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

Stable value fund: collective investment trust: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Collective trust funds: The collective trust funds are valued at the underlying NAV per unit, which is based on the fair values of the underlying funds, using a market approach. Underlying equity investments for which market quotations are readily available are reported at the last reported sale price on their principal exchange, market or system on valuation date, or official close price of certain markets. If no sales are reported for that day, investments are valued at the last published sales price, the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the trustee of the fund. Underlying short-term investments are stated at amortized cost, which approximates fair value. Underlying registered investment companies or collective investment funds are valued at their respective NAV. Underlying fixed-income investments are valued based on the basis of valuations furnished by independent pricing services. In the event current market prices or quotations are not readily available or deemed unreliable by the fund trustee, the fair value of the underlying fund will be determined in good faith by the fund trustee, using alternative fair valuation methods.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are unitized accounts, valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Government short-term investment fund (“STIF”): Consists of a State Street Global Advisors (“SSgA”) Government STIF which seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following table sets forth, by level within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2012:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$133,659,931	$-	$-	$133,659,931
Mid cap	34,764,146	-	-	34,764,146
Small cap	33,452,050	-	-	33,452,050
International	41,367,018	-	-	41,367,018
Bond investments	78,472,362	-	-	78,472,362
Stable value fund: collective investment trust	-	194,572,398	-	194,572,398
Collective trust funds:
Bond investments	-	31,378,192	-	31,378,192
Commodities futures market	-	3,507,864	-	3,507,864
Foreign	-	23,288,813	-	23,288,813
Large Cap	-	45,056,176	-	45,056,176
Real estate	-	2,919,632	-	2,919,632
Small-mid cap	-	15,086,170	-	15,086,170
U.S. fixed-income securities	-	3,116,019	-	3,116,019
U.S. money market securities	-	1,384,117	-	1,384,117
Rio Tinto plc common stock ADRs (Note 6)	52,803,660	-	-	52,803,660
Government short-term investment fund	-	4,627,469	-	4,627,469
Interest-bearing cash	781,379	-	-	781,379
	$375,300,546	$324,936,850	$-	$700,237,396

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers between levels since December 31, 2012, and during the period January 1, 2013, through December 20, 2013.

The Master Trust follows guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

The following table includes categories of investments within the Master Trust where NAV is available as a practical expedient as of December 31, 2012:

	Fair Value as of
	December 31,	Redemption	Redemption
	2012	Frequency	Notice Period
Stable value fund:
Invesco stable value trust (a)	$194,572,398	Daily	12 months for full
			liquidation
Collective trust funds:
Bond investments (b)	31,378,192	Daily*	None
Commodities futures market (c)	3,507,864	Daily*	None
Foreign (d)	23,288,813	Daily*	None
Large cap (e)	45,056,176	Daily*	None
Real estate (f)	2,919,632	Daily*	None
Small-mid cap (g)	15,086,170	Daily*	None
U.S. fixed-income securities (h)	3,116,019	Daily*	None
U.S. money market securities (i)	1,384,117	Daily*	None

*The fund trustee, in its sole discretion, reserves the right to value any contributions or withdrawals as of the next succeeding valuation date or another date as the fund trustee deems appropriate.

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)	The fund seeks preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
(b)	The trust funds seek investment return that approximate as closely as practicable, before expenses, the performance of a U.S. bond index over the long term.
(c)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Dow Jones-UBS Commodity Total Return IndexSM over the long term.
(d)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex-USA IMI Index over the long term.
(e)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500 over the long term.
(f)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the FTSE EPRA/NAREIT Developed Liquid Index over the long term.
(g)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Russell Small Cap Completeness Index over the long term.
(h)	The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the Barclays U.S. 1-3 Year Government/Credit Bond Index over the long term.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 5.      Fair Value Measurements (Continued)

(i)	The fund seeks to maximize current income, to the extent consistent with the preservation of capital and liquidity and the maintenance of a stable $1.00 per share NAV, by investing in U.S. dollar-denominated money market securities.

Note 6.      Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. The Master Trust also holds certain investments that are managed by SSgA, the investment management division of State Street. Fees paid by the Master Trust or Plan for investment management services to State Street or SSgA were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 789,995 and 904,515 shares of Rio Tinto plc common stock ADRs at December 31, 2013 and 2012, respectively, valued at $56.43 and $58.09, respectively. The cash component of this fund was approximately $135,000 and $260,000 at December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, purchases and sales of shares by the Master Trust totaled approximately $14,395,000 and $20,447,000, respectively.

During the period January 1, 2013, through December 20, 2013, the Plan had transactions with Xerox Business Services, LLC, the Plan’s record keeper, which are allowed by the Plan. These transactions qualified as party-in-interest transactions, which are exempt from prohibited transaction rules.

Note 7.      Tax Status

The IRS has determined and informed the Company by a letter dated April 7, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan was designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust were tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years prior to 2011.

Note 8.     Delinquent Participant Contributions

During the year ended December 31, 2012, the Company erroneously failed to remit certain participant contributions and participant loan repayments to the Plan on a timely basis. The Company is in the process of calculating and remitting lost earnings on those delinquent contributions, which will be paid into the Rio Tinto Alcan Plan. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 9.      Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of net assets available for benefits as presented in the financial statements to the amended Form 5500:

	December 20,	December 31,
	2013	2012

Net assets available for benefits as presented in the financial statements	$-	$21,751,996
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	-	353,974
Net assets available for benefits as presented in the amended Form 5500 (unaudited)	$-	$22,105,970

The following is a reconciliation of the net decrease in net assets available for benefits before transfers as presented in the financial statements to the amended Form 5500 for the period January 1, 2013, through December 20, 2013:

Net decrease in net assets available for benefits before transfers as presented
in these financial statements	$(16,654,362)
Subtract adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2012	(353,974)
Net decrease in net assets available for benefits before transfers as presented
in amended Form 5500 (unaudited)	$(17,008,336)

Note 10. Plan Freeze and Merger

On May 31, 2013, the Company completed the sale of the Sebree division to Century Echo LLC. The affected participants were 100 percent vested and were given the option to take a distribution or rollover their account balances. The Plan was frozen to new participants and contributions effective May 31, 2013.

The Plan subsequently merged remaining accounts into the Rio Tinto Alcan Plan effective December 20, 2013. As a result, participants’ account balances totaling approximately $5,098,000, became participants’ account balances in the Rio Tinto Alcan Plan on December 20, 2013. There was no physical transfer of plan assets or changes in participants’ account balances, as the Plan was invested in the same master trust with the same investment options as the Rio Tinto Alcan Plan.

Note 11.     Subsequent Events

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of those plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto employee share plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of those plans during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Alcancorp Hourly Employees’ Savings Plan

Notes to Financial Statements

Note 11.      Subsequent Events (Continued)

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of Rio Tinto employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of those plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the independent registered public accounting firm to audit those plans’ financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit of the other plans and the prior year re-audits of the other plans, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund.

Alcancorp Hourly Employees’ Savings Plan

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
December 20, 2013

EIN:	41-2098316
Plan Number: 045

	Participant Contributions	Total That Constitute Nonexempt
	Transferred Late to Plan	Prohibited Transactions

Total Fully Corrected
				Contributions		Under VFCP and
				Corrected Outside	Contributions	Prohibited
				the Voluntary	Pending	Transaction
	Check Here if Late Participant Loan	Contributions		Fiduciary Correction	Correction in	Exemption 2002-51
	Repayments Are Included: ☑	Not Corrected		Program (VFCP)	VFCP

	2012	$198,410	*	$-	$-	$-

*Party-in-interest transaction

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.